Filed Pursuant to Rule 433
Registration Statement Number 333-212719

August 1, 2017

COMCAST CORPORATION

$1,650,000,000 3.150% NOTES DUE 2028

$850,000,000 4.000% NOTES DUE 2047

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC
NBCUniversal Media, LLC

Issue of Securities:	3.150% Notes due 2028

4.000% Notes due 2047

Denominations:	$2,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	We intend to use the net proceeds from the offering, after deducting underwriters’ discount and expenses, for working capital and general corporate purposes, which may include redemption or repayment of our 6.300% notes due November 15, 2017 ($1 billion principal amount outstanding) and repayment of a portion of our outstanding commercial paper. As of August 1, 2017, our commercial paper had a weighted average annual interest rate of approximately 1.360% and a weighted average remaining maturity of approximately 7 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.

Trustee:	The Bank of New York Mellon

Expected Ratings: [1]	Moody’s: A3; S&P: A-; Fitch: A-

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.

Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC
Allen & Company LLC
Commerz Markets LLC
DNB Markets, Inc.
Evercore Group L.L.C.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
ICBC Standard Bank Plc
SG Americas Securities, LLC

Junior Co-Managers:	Academy Securities, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Cisneros Shank & Co., L.L.C.
The Williams Capital Group, L.P.

Trade Date:	August 1, 2017

Settlement Date:	August 7, 2017 (T+4)

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

3.150% Notes Due 2028

Aggregate Principal Amount:	$1,650,000,000

Maturity Date:	February 15, 2028

Interest Rate:	3.150% per annum, accruing from August 7, 2017 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2018

Benchmark Treasury:	UST 2.375% due May 15, 2027

Benchmark Treasury Price/Yield:	101-01 / 2.257%

Spread to Benchmark:	+90 basis points

Yield to Maturity:	3.157%

Optional Redemption:	The 3.150% Notes due 2028 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to November 15, 2027 (three months prior to the maturity of the 3.150% Notes due 2028) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 3.150% Notes due 2028 may be issued. The 3.150% Notes due 2028 and any additional 3.150% Notes due 2028 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N CA7 / US20030NCA72

Public Offering Price:	99.937% plus accrued interest, if any, from August 7, 2017

Underwriters’ Discount:	0.400%

Net Proceeds to Comcast, Before Expenses:	99.537% per $1,000 principal amount of 3.150% Notes due 2028; $1,642,360,500 total

4.000% Notes Due 2047

Aggregate Principal Amount:	$850,000,000

Maturity Date:	August 15, 2047

Interest Rate:	4.000% per annum, accruing from August 7, 2017 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2018

Benchmark Treasury:	UST 3.00% due February 15, 2047

Benchmark Treasury Price/Yield:	102-24 / 2.861%

Spread to Benchmark:	+115 basis points

Yield to Maturity:	4.011%

Optional Redemption:	The 4.000% Notes due 2047 are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” Prior to February 15, 2047 (six months prior to the maturity of the 4.000% Notes due 2047) (the “Par Call Date”), the Redemption Price is the greater of (i) 100% of the principal amount of such notes, and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date, in each case discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points. On and after the Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes. In each case described in this paragraph, the Redemption Price will include accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 4.000% Notes due 2047 may be issued. The 4.000% Notes due 2047 and any additional 4.000% Notes due 2047 that may be issued may be treated as a single series for all purposes under the indenture

CUSIP / ISIN:	20030N BZ3 / US20030NBZ33

Public Offering Price:	99.808% plus accrued interest, if any, from August 7, 2017

Underwriters’ Discount:	0.750%

Net Proceeds to Comcast, Before Expenses:	99.058% per $1,000 principal amount of 4.000% Notes due 2047; $841,993,000 total

It is expected that delivery of the notes will be made against payment therefor on or about August 7, 2017, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling by calling Citigroup Global Markets Inc. at (800) 831-9146, J.P. Morgan Securities LLC at (212) 834-4533 or Mizuho Securities USA LLC at (866) 271-7403.